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                                        Filed by The Chase Manhattan Corporation

                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                 Subject Company: J.P. Morgan & Co. Incorporated
                                                      Commission File No. 1-5885


                                                        Date: September 15, 2000

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between Chase and J.P. Morgan, including future financial and operating results, Chase's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of J.P. Morgan's and Chase's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Chase and J.P. Morgan stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the revenue synergies and cost savings from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause Chase's and J.P. Morgan's results to differ materially from those described in the forward-looking statements can be found in the 1999 Annual Reports on Forms 10-K of Chase and J.P. Morgan, filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov).


Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Chase and J.P. Morgan, without charge, at the SEC's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to The Chase Manhattan Corporation, 270 Park Avenue, New York, NY 10017,
Attention: Office of the Corporate Secretary (212-270-6000), or to J.P. Morgan & Co. Incorporated, 60 Wall Street, New York, NY 10260, Attention: Investor Relations (212-483-2323). Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in



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the materials filed with the SEC by J.P. Morgan and Chase on September 13, 2000 and September 14, 2000, respectively.


                                      # # #


[The following information was circulated by e-mail to Chase employees.]


[JPMorgan logo]                     [Chase logo]

This is the first in a series of merger updates for Chase employees. Initially you will receive this information via e-mail. In the near future, a site on ChaseWeb, our Intranet, will serve as a central source for merger news. Highlights from the e-mails and the website will be reprinted in Chase World.

To open each section, click on the arrow to the left of the section title.


This is the first in a series of Q&As about the merger agreement. Use the reply button to send us additional questions or any comments that you may have.

Merger background and rationale

Why are J.P. Morgan and Chase merging?

This combination matches up the best products and capabilities with the premier client list in the business -- everywhere in the world. Add to that a huge investment capacity (with $8 billion plus in pro forma annual earnings), and you have a company that is positioned for growth better than any other firm in financial services. This transaction is not simply about getting bigger or adding more people. It's about how we can do more for clients, add new clients, excite our employees and increase shareholder value.

Why J.P. Morgan?

The combination of J.P. Morgan and Chase uniquely positions us for profitable growth -- better than any other scenario we've seen. Our global investment banking franchise will be first-rate from day one. And once we marry the increased breadth of capabilities with a dramatically larger client base, the growth and momentum of the new company will be exceptional. For Chase to do a deal, we needed it to address certain strategic objectives, to be financially disciplined and in partnership with a firm that shares similar values. J.P. Morgan Chase & Co. meets these criteria across the board.

Why couldn't employees be notified that merger talks were going on?


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There are a lot of reasons why merger talks must be kept confidential, including legal rules that clearly state that employees and the public must be notified at the same time. We notified our colleagues and the public as soon as a definitive agreement was reached.

Why use different names for our businesses?

J.P. Morgan is the premier name in wholesale financial services and has been for more than a century. The leadership of both organizations felt we should capitalize on that name recognition. In our other principal market, consumers in the U.S., Chase has a great name, and we wanted to take advantage of its strength.

Are more deals on the way?

Our platform is basically complete, and we do not envision any further transformational deals. That being said, with a large capital base and a powerful earnings stream, we will take advantage of any opportunities that arise. At this point we're focusing on ensuring a smooth integration and making the new organization the best of both J.P. Morgan and Chase.

How important are the consumer businesses to the new company?

With 32 million customers contributing approximately 20% to the combined company's earnings, we think Chase's consumer businesses provide needed diversity of revenue and add a great deal of value. The NCS management team will to continue to enhance our customers' experience with Chase.

When will the merger be completed?

The merger is subject to approval by the shareholders of both institutions, as well as regulatory authorities inside and outside the U.S. We anticipate completing the transaction during the first quarter of 2001.

What are the next steps in the transition?

A project office will be established and integration teams will be formed to look at "best practices" from both J.P. Morgan and Chase -- and to make recommendations for the new organization. Membership on these integration teams will be individuals from both institutions, so that we can ensure we gain the broadest perspectives and engage as many colleagues as possible in the process. You'll be updated as the teams are formed and their project milestones established.

Where will the headquarters be located?

The worldwide headquarters will be in New York City, although no decision has been made as to the address of the headquarters building.

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Colleague impact

Will there be job cuts?

Where there are overlapping jobs, some positions may need to be eliminated. Any decisions will be made fairly and objectively. However, the strength of the two organizations will bring tremendous opportunities for employees in a high-growth, global business.

How are you going to keep the best people?

We are aware of market dynamics and the aggressive competition in today's "war for talent," and we will respond. We intend to keep value inside the new firm. We also believe that given our newly expanded platform, we will be the workplace of choice.

What's the severance policy for jobs that are eliminated as the result of the merger?

Both companies share a strong commitment to fair and equitable treatment in cases such as these. Chase's severance policy, which will be in effect for both companies, provides for severance based upon your length of service.

What happens to the Chase values?

As has been emphasized by Bill Harrison in the merger announcement, shared values were one of the factors we considered essential to doing a deal with J.P. Morgan. Our values are, in fact, complementary. Both Morgan and Chase share a commitment to the highest standards of integrity, excellence, partnership and client service.

What kinds of programs will help employees work through the merger?

We have numerous programs already in place, such as Chase's Employee Assistance Program, which offers services to employees and their families on a range of personal issues and stress-related problems. LifeWorks' experts are also available with information on work-life issues. Contact information is available on accessHR, on CHASEWEB or by calling oneCHASE at 1-888-oneCHASE. We will also be creating an e-mail box that you can contact with questions regarding the merger or specific requests for help. In addition, we will be communicating to you on a regular basis on merger developments through our current communication vehicles, including CHASEWEB, E-line and Chase World. Additional programs, such as lunchtime information seminars, will be announced shortly.

How will different Human Resources policies at Chase and J.P. Morgan be handled?


For the immediate future, Chase and J.P. Morgan employees will work under their respective company's employment policies. Chase programs, including retirement programs, health care and other benefits, remain unchanged for now. We will be setting up integration teams to do an

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in-depth analysis and comparison of both companies' policies. Any changes that are made will be communicated to you on a timely basis. The new company will be committed to those HR programs that enable our colleagues to contribute their best. One of our main goals for the new company is to make sure J.P. Morgan Chase & Co. is a great place to work.

What happens to the Chase employee stock option programs?

All the terms and conditions of Chase's Vision Shares, Value Shares and Success Share programs remain the same. Specific information on these programs can be found on accessHR.chase.com or by calling ChaseMellon Shareholder Services at 1-800-982-7089. Employees outside the U.S. should contact their local Country Administrator.

New Names

The merged firm will be named J.P. Morgan Chase & Co.

The wholesale business will be known globally as J.P. Morgan. It will encompass investment banking (including strategic advisory, equity and debt capital raising, credit, and global trading and market-making activities), operating services, wealth management, institutional asset management and private equity.

The retail business will be known as Chase. It consists of credit cards, regional consumer banking in the New York tri-state area and Texas, mortgage banking, diversified consumer lending, insurance and middle-market banking.

Management Announcements

Douglas (Sandy) Warner, Chairman of J.P. Morgan Chase & Co.
Bill Harrison, President and Chief Executive Officer of J.P. Morgan Chase & Co.

Executive Committee:
Geoff Boisi: co-CEO of the investment bank
David Coulter: head the retail business, lead the new firm's Internet initiatives
Ramon de Oliveira: head the institutional asset management and wealth management businesses
Walter Gubert: chairman of the J.P. Morgan investment bank
Thomas Ketchum: co-chair the merger transition team
Don Layton: co-CEO of the investment bank
Jimmy Lee: head the investment bank's new business and commitments committees Marc Shapiro: head of finance, risk management and administration; co-chair the merger transition team
Jeff Walker: head the private equity group

Other Appointments:
Denis O'Leary: co-head the combination of Chase.com and LabMorgan
Nicolas Rohatyn: co-head the combination of Chase.com and LabMorgan Dina Dublon: chief financial officer


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John Farrell: human resources
Fred Hill: marketing and communications
Bill McDavid: general counsel


FINANCIAL HIGHLIGHTS

(US dollars)



As of December 31, 1999, pro forma

         $660 billion in Total Assets
         $36 billion in Stockholders' Equity

For Full Year 1999, pro forma

         $31 billion of Revenues
         $7.5 billion of Earnings

Earnings by Line of Business, pro forma, first half 2000


                                            % of total
         Investment Banking                      55%

         National Consumer Services              18%
         Private Equity                          12%
         Wealth Management                        9%
         Operating Services                       6%

                                            100%

Wholesale Business Market Leadership Positions


                                                 Pro Forma        Pro Forma
                                               Full Year1999    First Half 2000
         Strategic Advisory (M&A)
           Global Completed Transactions           5                4

           European Completed Transactions         3                4

         Capital Raising

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           Global Syndicated Loans                 1                1

           Global Investment Grade Debt            3                3

           Global Common Stock                     8                7
           High Yield Global Offerings             3                5

         Wealth Management
          #3 among U.S. institutions, with $720 billion of assets under management
          (pro forma as of 12/31/99).





Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Chase and J.P. Morgan , without charge, at the SEC's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to The Chase Manhattan Corporation, 270 Park Avenue, New York, N.Y. 10017, Attention: Office of the Corporate Secretary (212-270-6000), or to J.P. Morgan & Co. Incorporated, 60 Wall Street, New York, NY 10260, Attention:
Investor Relations (212-483-2323). Information regarding the participants in the proxy solicitation and a description of their direct and indirect interest, by security holdings or otherwise, is contained in the materials filed with the SEC by each of J.P. Morgan and Chase on September 13 and 14, 2000, respectively.